Exhibit 99

Client Id: 77 THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT MG.TO - Magna International Inc 2020 Outlook Conference Call EVENT DATE/TIME: JANUARY 16, 2020 / 1:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77

JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call

CORPORATE PARTICIPANTS

Donald James Walker *Magna International Inc. - CEO & Director*

Louis Tonelli *Magna International Inc. - VP of IR*

Seetarama Swamy Kotagiri *Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision*

Vincent Joseph Galifi *Magna International Inc. - Executive VP & CFO*

CONFERENCE CALL PARTICIPANTS

Brian Arthur Johnson *Barclays Bank PLC, Research Division - MD & Senior Equity Analyst*

Christopher Patrick McNally *Evercore ISI Institutional Equities, Research Division - MD*

Dan Meir Levy *Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst*

Itay Michaeli *Citigroup Inc, Research Division - Director and VP*

John Joseph Murphy *BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst*

Kevin Chiang *CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst*

Mark Neville *Scotiabank Global Banking and Markets, Research Division - Analyst*

Michael W. Glen *Raymond James Ltd., Research Division - Equity Research Analyst*

Peter Sklar *BMO Capital Markets Equity Research - Analyst*

PRESENTATION

Operator

Greetings, and welcome to the 2020 outlook conference call. (Operator Instructions). Please note, today's conference is being recorded Thursday, January 16, 2020.

It is now with pleasure that I turn today's conference over to Mr. Louis Tonelli, Vice President of Investor Relations. Please go ahead, sir.

Louis Tonelli - *Magna International Inc. - VP of IR*

Thanks, Bridgette. Hello, everyone, and welcome to our outlook conference call. We will have formal comments today from Don Walker, Swamy Kotagiri and Vince Galifi. Also joining us today are Eric Goldstein and Jim Floros from our IR team.

We issued a press release this morning detailing our outlook. You'll find the press release, today's conference call webcast and slide presentations to go along with the call, all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to today's press release for a complete description of our safe harbor disclaimer.

As we review financial information today, please note that all figures discussed are in U.S. dollars, unless otherwise noted. Please also note that when we use the term organic in the context of sales movements, we mean excluding the impact of foreign exchange, acquisitions and divestitures.

And now I'll pass the call over to Don.

2

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

THOMSON REUTERS

Client Id: 77 Donald James Walker - Magna International Inc . - CEO & Director Thanks, Louis . Good morning, everyone, and happy new decade . Time flies . So the -- we're going to have a couple of slides showing what we expect penetration rates and technologies we're doing in 2030 . So we'll see as time goes on how accurate our crystal ball is . It's just one of the things, it's the first time in years we haven't been walking to the cold street of Detroit for our outlook . Just before we start, we announced today that Swamy Kotagiri has been appointed President of Magna . Swamy will be working with me in driving Magna's overall strategy, while continuing to oversee the Power & Vision segment as well as our corporate R&D programs and related investments . Swamy will also have Eric Wilds, Magna's Chief Sales and Marketing Officer, reporting to him . This will strengthen the alignment between our customer strategy, our R&D initiatives and our new mobility activities . With respect to today's agenda, Swamy and I will cover our positioning for the future of mobility . Vince will then review our outlook by reporting segment and on a consolidated basis and will also cover the highlights of our financial strategy . We'll then be happy to take your questions . We have been experiencing a number of industry challenges recently, including decline in vehicle production, particularly in our key markets and trade - related uncertainties . Considering these ongoing challenges, we believe we have a solid outlook, including continued organic sales growth, strong free cash flow generation and higher margins this year and out to 2022 . Our strong balance sheet provides ongoing flexibility to take advantage of opportunities . We're in the early stages of unprecedented change in mobility . We continue to believe Magna is uniquely capable of addressing this change through our ability to support electrification, lightweighting, autonomy and smart mobility trends . Our growth increasingly includes technologies geared towards these trends . We have numerous innovations at various stages of development to support trends in future mobility and provide opportunities for significant sales and content growth . These include, but are not limited to, smart access systems, reconfigurable scene and battery frames . Magna has a long history of developing products and processes to help our customers solve problems and help provide customers with lighter, cleaner, safer and smarter vehicles . We expect this track record to continue . We anticipate ongoing electrification of the powertrain to meet legislation requirements around the world . The effects of significant legislation changes will be experienced this year in Europe, with the new CO 2 requirements . We expect strong growth in e - mobility globally over the next 10 years . We define e - mobility to include mild hybrids, high - voltage hybrids and electric vehicles . However, we expect the powertrain penetration rates to vary by region and our regional assumptions are included in the appendix to our slide deck . We believe we are positioned to capitalize on the changing landscape, with a strong product portfolio that covers various powertrain types . This portfolio includes traditional highly efficient transfer cases and transmissions as well as hybrid transmissions and highly integrated e - drive systems that cover a wide range of electric power . Our expertise in bringing power from any power source to the wheels, it makes us agnostic regarding the progress of powertrain electrification . We have been awarded significant e - mobility contracts, including for hybrid DCTs and integrated e - drives . We believe we have the broadest offering of lightweight design, engineering and manufacturing solutions . This helps our customers reduce the vehicle weight in order to meet emission and fuel efficiency requirements, while maintaining vehicle safety standards . These solutions include, but are not limited to, hot stamping, high - pressure aluminum diecasting and molded and painted thermoplastic liftgates, each provide significant weight savings and each are growing faster than vehicle production . We also have deep knowledge of lightweight material as well as how to join the various materials used in vehicles . Our global footprint allows us to win, support and launch either regional or global programs around the world . Now let me pass the presentation over to Swamy Kotagiri to cover autonomy and smart mobility . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Seetarama Swamy Kotagiri - Magna International Inc . - Executive VP, CTO and President of Magna Power & Vision Thank you, Don, and good morning, everyone, and a happy and healthy new year . We talked about electrification . So I'll touch on the couple of other key trends . If you look at our collective autonomy penetration rates, you can see that out to 2025 , we believe the higher percentage of ADAS are going to be focused on assisted driving . That is from Level 1 to 2 plus industries using various terms of 2 . 0 , 2 . 5 , 2 . 99 and so on . Basically, it's assisted driving . With small percentage, taking traction on the full autonomy, which is more towards the level 3 , 4 and 5 . As we move out to 2030 , we see traction possibly in the full autonomy aspect, with particularly high penetration rates still in the assisted driving portions going beyond the Level 2 plus to Level 3 and Level 4 . We announced today that after almost 2 years of collaboration, Magna and Lyft have decided to evolve how we work together . Moving forward, we are concluding our partnership to co - develop self - driving technology . We expect to continue to collaborate in several areas related to autonomous developments, including aspects of hardware development and potential joint opportunities in software and hardware manufacturing . We believe the partnership has been beneficial to both companies in advancing the self - development or development of self - driving technologies . We are increasing our focus on attractive opportunities in the assisted market, which is the L 2 , L 1 and L 3 ADAS markets for the near and medium term . We have building blocks to participate in the significant market growth expected in ADAS, including a leading position in camera systems as well as high definition, long range, digital radar, solid - state LiDAR, ultrasonic sensors and domain controllers . We demonstrated our capability in this area last week at CES . One of my roles as President will be to work with Don on our smart mobility strategy . And while this trend may be further down the road, we are positioned to support smart mobility with a broad product offering . This includes multi - material body and structures, powertrains, seating, ADAS, electronics and mechatronics, together with our complete vehicle engineering and manufacturing capability . Now I'll pass the presentation over to Vince to cover our outlook . Vincent Joseph Galifi - Magna International Inc . - Executive VP & CFO Thank you, Swamy, and good morning and happy new year to everyone . Our outlook is based on vehicle production that is relatively flat through our outlook period . For North America, we're expecting level production out to 2022 . In Europe, we're expecting a decline of about 3 % this year, reflecting some potential risks driven by the increased CO 2 regulations in place starting this year . We then expect some modest recovery out to 2022 . For our most significant programs in China, we're expecting level production out to 2022 . And we've assumed that exchange rates for our most common currencies will approximate year - end 2019 rates . But that results in a stronger average U . S . dollar in 2020 , which negatively impacts sales income and consolidated results in every segment . Let me start with our segment . Then I'll move to our consolidated outlook . Our Body Exteriors & Structures segment sales are expected to grow on average between 2 % and 5 % per year over the 2019 and 2022 period . We expect growth in all key regions, but strongest in Asia and North America over the period . Lightweighting technologies such as hot stamping, high - pressure casting and composite lift gates continue to contribute to our growth . We expect margins to improve in our body segment through 2022 , largely driven by operational improvements and lower launch and new facility costs as well as contribution on higher sales in the 2020 to 2022 time frame . We expect further growth in our Power & Vision sales between 1 % and 5 % on average per year out to 2022 , excluding the disposition of our FP&C business in 2019 . We are seeing particularly strong growth in Asia and Europe over this period . Powertrain electrification is helping drive growth, with the launch of hybrid DCTs starting in 2021 . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 We expect continued strong growth in our Seating business of between 4 % and 8 % on average per year to 2022 . In particular, growth is strong in Asia and Europe . We continue to benefit from our solid share in SUVs and CUVs as well as from the continued launch of new business with BMW in Europe and the acquisition of Visa . In addition, we are expecting significant growth in Seating's unconsolidated sales in Asia . We are expecting our Seating margins to remain relatively unchanged in a range of 5 . 5 % to 6 % in 2020 . This largely reflects lower launch costs and operational improvements, largely offset by new customer programs, including ones with a lower level of vertical integration, the acquisition of Visa, which currently operates at margins below Magna seating average and 2019 commercial settlements . We expect margins to expand from 2020 into 2022 , mainly reflecting contribution on higher sales, further operational improvements and more equity income, partially offset by higher new facility costs . And lastly, our complete vehicles business has successfully launched all the vehicles in its backlog in Europe . We expect some softening in sales, driven by lower vehicle assembly volumes in certain programs as well as the impact of the expected weaker euro . There are a number of factors impacting this segment's margin . However, the largest contributor to improvement in 2020 is further efficiencies in our European operations . And in 2022 , equity income from the BJEV joint venture contributes to margins . Let me now look at our consolidated outlook . We're expecting consolidated sales to be over $ 40 billion and potentially exceed $ 43 billion by 2022 . This represents a CAGR of between 1 % and 4 % over this period compared to a weighted global production growth rate of about 0 . 5% . And our higher growth in Europe and Asia creates a more balanced geographic sales diversification for Magna . Currency translation is negatively impacting us by about $ 700 million in 2020 compared to 2019 . If you combine our auto parts and our systems segments, Body, Power & Vision and Seating, you can see that the combination is running at strong and improving margins . These businesses represent about 83 % of our sales in 2019 , moving to approximately 86 % by 2022 . Bringing these 2 margin profiles together, we expect Magna's consolidated margins to increase in 2020 and increase again out to 2022 . 2020 benefits from a number of factors, including lower engineering and other costs associated with advanced ADAS programs, which improves consolidated margins by about 20 basis points, no lift spending, which is about 15 basis points year - over - year, operational improvements and lower launch costs . These are expected to be partially offset by lower scrap revenue . We expect further margin expansion to 2022 , driven by net contribution on higher sales, lower engineering costs in ADAS and operational improvements . I'm going to cover now some of the highlights of our financial strategy . And our financial focus is consistent with what we have stated previously . Capital allocation principles are unchanged, and we believe are well understood by the investment community . We want to maintain a strong balance sheet, ample liquidity and high investment - grade ratings, invest for growth through organic opportunities, innovation spending and acquisitions that fit our product strategy and return capital to shareholders . For 2020 , we expect capital spending to be approximately $ 1 . 7 billion, just ahead of our most recent outlook for 2019 . We expect similar levels of capital spending out to 2022 . We also expect ongoing strong free cash flow generation . Although there is a negative impact from lower light vehicle production and corresponding lower sales compared to our previous expectations, we still expect to generate about $ 5 . 5 billion of free cash flow in the 2020 to ' 22 period, representing over 30 % of our current market cap . Growing the dividend remains a priority . As you can see, we've been able to increase the dividends per share at a CAGR of 14 % per year dating back to 2010 , and we expect to continue increasing dividends over time as earnings grow . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 We have a track record of returning a substantial amount of capital, not only through dividends but more significantly through share repurchases . Over the past 9 years, we've returned over $ 12 billion to shareholders and retained -- and retired approximately 42 % of the shares that are outstanding at the beginning of that period . This includes a return of about $ 1 . 7 billion in 2019 . In summary, we expect to deliver further strong sales growth between 2019 and 2022 . We anticipate improving margins throughout our outlook period . We're expecting to generate about $ 5 . 5 billion in free cash flow, about 30 % of our market cap . Considering our strong investment profile, we have an attractive valuation . And I believe we are well positioned to address the needs of future mobility . Thanks for your attention this morning, and we would be happy to answer your questions at this time . Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions) And the first question comes from the line of John Murphy of Bank of America Merrill Lynch. John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst And Congrats, Swamy . We'd love to see you move up the ladder here . It's fantastic . Just a first question on the CAGR on sales going forward to out to 2022 . Vince, you're talking about sort of 1 % to 4% , the market relatively flat . So that's pretty much a growth above market forecast for Magna . I mean do you think if the market weakened more than you were thinking going forward that you'd be able to maintain that relative 1 % to 4 % growth above market? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO So I guess, John, it's going to really depend if volumes change and what regions the volumes do change . Certainly, we have bigger concentration of the content per vehicle in North America versus Europe or Asia . So I think mix is going to be important . I just wanted to point out that when you look at sales, kind of ' 19 to ' 20 , and you kind of look at the ranges there, kind of roughly the same 2020 versus 2019 . But 2020 , just 2 pretty significant impacts that bring sales down in our outlook . One is FX, which is probably around $ 700 million as a headwind . And then the divestitures, net divestitures, so the FP&C disposition of a couple of minor acquisitions . That's another $ 250 million . So call it $ 1 billion of headwind . So even with volumes flat in North America, down a little bit in Europe, ex foreign currency and ex net dispositions were growing . So volumes come off, depending on how they come off . I don't see any reason why organically, we shouldn't be able to grow a little faster than the market . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then maybe sort of a second sort of funding question, similarly on the margin expansion, you're talking about on Page 26 . If we were to think about that, particularly on the 3 bullets you have on the bottom right there, the net contribution on higher sales . I mean, obviously, that drives operating leverage . But once again, if we were to kind of think about sales being closer to flat, if the market was a little bit tougher by a couple of points and you were thinking, do you think you would be able to maintain margins at roughly flat? Or do you think given the operational improvements, you may still even be able to expand margins a bit? I mean how important is this operating leverage from higher sales? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think the bigger -- when I look at kind of our information here, if we're looking through that 3 - year period, this contribution, both operational improvements and from higher sales . If the sales were flat, again, depending on mix, I still think we should be able to grow margin throughout this time frame . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just lastly, I mean, if we think about what's going on with ADAS, I mean, given that there's a lot of other folks that are, I think, also getting realistic about sort of the maturation curve and it being pushed out . I'm just curious . Are there opportunities for you to make some strategic acquisitions of some folks that have fallen by the wayside or to really ramp up takeover business just given your relationships with the automakers and some of these other companies that might be failing out there? Donald James Walker - Magna International Inc. - CEO & Director It's Don here . I do think that the market has become more realistic about how fast the various technologies will penetrate, especially for -- more for L 4 and L 5 . And the -- although, I think the -- there's a demand from the end consumer for the assisted driving . It's not inexpensive, and the cost will come down . I think the more costs come down, the more penetration you'll see in sales . But some programs have been delayed . Some of the volumes have been lower . I personally think there's any consolidation, a lot of different areas of players in the technologies and the sensors . The development of technology is very expensive . And I also think you've got every car company trying to do everything on their own . I think that's going to be some sort of consolidation . So I believe that probably an opportunity . We want to grow in the area . We want to do it very carefully . I don't think it's going to go away as long as we're working on the right technologies . So I think there's going to be an opportunity for us or other people to participate in the consolidation to the extent they want to . And I think as other people are not as aggressive at trying to win business unless it's profitable business . I think that will be an opportunity for those that have the staying power . John Joseph Murphy - BofA Merrill Lynch, Research Division - MD and Lead United States Auto Analyst Okay . And then just maybe lastly, just given the strong free cash flow . I mean the balance sheet is going to have a lot of capacity over the next 3 years . I mean to the vein of that, the prior question on acquisitions -- I mean are there other areas that you think other than the ADAS autonomous technology that you may want to focus on? And how should we think about sort of what you hope you've done specifically on acquisitions? Donald James Walker - Magna International Inc. - CEO & Director Yes . We certainly have the ability with the balance sheet to make an acquisition we want . With the -- the market has slowed down . (inaudible) some of the valuations have come down . I think there's probably an opportunity at more reasonable prices to make acquisitions . We want to be prudent in what we do from a dilution standpoint . And I think the whole area of electrification of the powertrain is another area that's moving quickly, however you want to define quickly . And I think there's going to be -- there may be some consolidation in that area as well . Everybody is trying to participate and win business . Again, I think maybe with the volume slowing down and the sales rates of electric vehicles, people are a little bit more cautious than they were maybe 2 or 3 years ago . And it's going out and trying to do really aggressively bid on business . So I think the -- we have the ability to do an acquisition . We'll be careful what we do . But I think the -- there's more opportunities . And I'd say the electrification of powertrain, the ADAS, we just talked about that, and there's a few other areas that would be of interest to us . So we are pretty carefully looking at what the opportunities are . Operator And our next question comes from the line of it Itay Michaeli of Citigroup. Itay Michaeli - Citigroup Inc, Research Division - Director and VP Just -- I noticed the -- going back to the ADAS and AV penetration outlook . It looks like the 2030 outlook for the Level 4 and 5 actually increased to about 26 % combined . I think that your last forecast was around 7 % in 2030 . Just curious kind of what changed there, kind of, in the forecast? And just -- yes, I guess how you're thinking of positioning the company for that market beyond 2025 . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc. - CEO & Director Yes . I think I'll make a comment . And maybe I'll turn it over to Swamy, if you have anything to add . Our view on penetration rates are -- I'd say, I have a pretty good confidence level in what's going to happen over the next 5 years . I think when you get out to 2030 , it's a big guess, quite frankly . There's a lot of discussions about how fast level 4 vehicles -- [tier] zone area vehicles will penetrate . And to the extent the technology becomes affordable enough and reliable enough and it's allowed and people get comfortable with it, we still don't know how many -- I don't think a lot of end consumers buy L 4 , L 5 , personally . And if you look at ride - sharing companies as people that -- or maybe fleets that'll want to use L 4 vehicles or L 5 vehicles with the driver, I think it's anybody's best guess as to how many of those vehicles you need to serve a specific market . So Swamy, you may want to add on it . I wouldn't place too much confidence because we don't have any better information than anybody else what's going to happen in 2030 . I think, as Swamy already said, the bulk of the market is going to be in the L 1 to L 3 from our perspective . So it will come . I think what's more interesting is what is it -- what impact does it have on mobility and in public transit and vehicle volumes around the world and various areas as we move to the stage where there truly are self driving vehicles, which I personally think are quite a ways out . Swamy, anything to add? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision No . I think you covered it . The topic is really how much of the fleets are ride - sharing, and some of those business models come into play in geofenced areas or specific locations . But it is something a little bit out there . And we see level 4 coming up . And the tech perspective, you see level 4 being possible, whether it will be labeled as level 4 by the OEMs for the usage to set the expectation from the consumers or will it be still used as Level 3 is an open question going forward . But I wouldn't give too much attention . Specifically, it's more a trend of how it's progressing towards 2030 . Itay Michaeli - Citigroup Inc, Research Division - Director and VP Yes . That's very helpful . And then just 2 financial questions . First, on the free cash flow outlook, just the cadence you provided in the slide . Should we assume that cadence is also fairly consistent with the cadence for the P&L, specifically, of course, for 2021 ? It looks like the guidance for free cash flow is -- in ' 21 is kind of roughly flattish . And then secondly, I noticed that you're still assuming about flat production in North America . I think it's a little bit below where some of the third parties out there are . Just curious to hear what you're seeing in North America and whether you do see some potential upside there just given inventory levels . Donald James Walker - Magna International Inc. - CEO & Director Yes . I think if you look at, sort of, free cash flow generation, if you had kind of back out investment in working capital, which is always a challenge to try to forecast, the free cash flow continues to increase throughout the outlook period as sales grow and margins expand . In terms of working capital, you look at kind of where we think we're going to be at the end of next year, probably a little bit of use of working capital . It really depends where we end up in 2019 . And then as sales continue to grow, we'll see some investments year - over - year in working capital . And CapEx is relatively flat . So really, I think we can think about free cash flow as sales and margins grow, you should expect to see free cash flow growing as well . Itay Michaeli - Citigroup Inc, Research Division - Director and VP Great . And just on North America, on the production outlook there, whether you see any potential upside just given where you're guiding . Donald James Walker - Magna International Inc. - CEO & Director I guess we're -- this is our best view at this point in time . We update this thing on a quarterly basis . I mean -- I guess you got to look at the consumer confidence, the interest rates, look at further progress with China . There's a whole bunch of factors that impact overall volumes . I think for us, one JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 good trend in North America is continued penetration of SUVs and CUVs . So if that continues to accelerate, that will be positive to us even if volumes remain the same . So mix is going to be important, and some of the macroeconomic events could drive volumes one way or the other . Louis Tonelli - Magna International Inc. - VP of IR Itay, it's Louis here . I have to look at these autonomy -- these pie charts because I'm not sure we have these right numbers exactly right . So we may have to correct these numbers going forward, just so you know . Operator And our next question comes from the line of Peter Sklar of BMO Capital Markets. Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . Obviously, from your presentation this morning, ADAS and autonomy remains a significant area of focus for the company, an area where you see significant growth through the coming decade . But on the other hand, your -- that's an area where you've indicated that your spend is declining relative to where it was in 2019 . So obviously, your spend on ADAS and autonomy, that have been increasing over the last number of years . You're exiting the Lyft joint venture . But on the other hand, you anticipate additional programs with them . So I'm just wondering, like, how do you reconcile that? ADAS and autonomy is such an important area of growth for Magna . It's an area where you've been increasing your spending now that, that trend of spend has reversed . And just wondering how you reconcile that . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Peter, that's a really good question, and I know with everything we're throwing around, it's kind of confusing . Let's dissect, kind of, what we're doing on spending . So we've got some program engineering that -- for programs that goes on . So that's going to move up and down depending on what programs we have and when they're launching . I look at kind of our investment in this area in a couple of pieces . I look at something I call, sort of, core R&D, where we develop some platform technology . And if I look at the amount we're spending there, what we spent in kind of ' 18 , what we expect to spend in ' 19 , ' 20 and ' 22 , that's actually increasing year - over - year, so is the investment we're making in electrification on core R&D because they are 2 pretty important areas for us . The reduction over the outlook period in this area relates to 2 items . One is Lyft . If I talked about the impact on just margins on a consolidated basis for Lyft, right? That's going to help margins by about 50 basis points in ' 19 versus ' 20 . That spending doesn't continue in ' 21 and ' 22 . So that's an overall, sort of, positive in this work -- this area . The other thing that happens, Peter, is that we talked about those 3 advanced programs, where we had excess engineering costs in 2019 and some other costs that we wrote off . Well, as we look at ' 20 and as these programs start to launch in ' 21 , we're seeing some improvements in that spending, ' 19 versus ' 20 . And as we get out to ' 21 , those engineering costs, as that program launches, go away . So think of it core spendings increasing over the planned period . Program - specific spending go up and down depending on what we're doing . Lyft goes away in 2020 . And those 3 ADAS program spending comes off in ' 20 and reduces over the planned period . Donald James Walker - Magna International Inc. - CEO & Director So I guess another way to look at it, Peter, is that it is important to us . And as things evolve -- this is a fast - changing from what the customers want to develop, the capability of the sensors and the software . So we're -- I don't think it's that surprising . Vince has went through where our spending was higher and less sufficient . I would like to have seen it in certain areas last year . So we're continuing to spend money, but we want to spend it in -- on as focused area as possible, where think we're going to get the most return on our investments . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . I mean ex Lyft, we're actually up, Peter, on AV and EV . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . Just changing topics . Since the acquisition of GETRAG, there have been issues that have arisen in China related to it . Largely, it sounds like the take rates for the GETRAG transmission has been lower than you anticipated . Can you just elaborate how you see things unfolding for GETRAG in China through the forecast period . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Sure, Peter . As you know, we've been bringing down our managed sales in GETRAG in China for a couple of years . As you look forward throughout the planned period, sales are going to be -- expected to be relatively flat . So there isn't growth . If I go back 3 or 4 years ago, we're expecting some growth . I think sales is going to be relatively flat throughout that period . From an earnings perspective, when we look at equity income that we're generating from the joint ventures, we continue to see growth in equity income, ' 20 versus ' 19 and ' 22 versus 2020 . As we look at streamlining the operations and making them more efficient, that's going to help to drive [that] . Donald James Walker - Magna International Inc. - CEO & Director Peter, you didn't ask the question, but I'll answer it anyway . We talked about it before . You look at the -- if you do a postmortem on the acquisition of GETRAG, we've had some challenges, and we had the write off because of how we allocated the purchase price . But China -- and has been a challenge . But overall, we're -- GETRAG is actually performing quite well in the wholly owned areas . We're seeing a lot of interest . We continue to see -- have a lot of launches . The launches is not -- would have gone well . So overall, it's -- China has been a disappointment . The rest of it is, I'd say, has overperformed our expectations to bode relatively the same amount . So we still think it's a good business to be in . And with the capabilities we have that combines what we had in powertrain, I think it really enhances our ability to penetrate with new technologies and the whole electrification of the powertrain area . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And can you talk -- 2 other issues with respect to GETRAG . Can you talk a little bit about, like, quoting activity, what the quoting outlook is? And as well, can you talk about there has been this erosion in take rates of manual transmissions and just what you're anticipating there through the forecast period? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Swamy, you want to answer that one? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Yes . I think just generally, in terms of the DCT overall across, we see a significant pull from the customers . And there is a lot of activity and actually gaining good traction in DCT as a technology . Not only that it is providing a pathway for the hybridization in that segment or product line . As we talked about, we had the biggest win with BMW on the DCT transmission program . And a part of that is also the hybrid class transmission, which allows a significant amount of CO 2 savings in the hybrid space . And we are starting to see that inquiries come in China from various OEMS . So we believe DCT as a technology and the possible path into HDTs, which is a hybrid transmissions and in the future for DHTs, which is a dedicated hybrid transmission, with a possible 4 or 5 speed with an augmented e - machine, 120 - kilowatt without the post care and the reverse care, makes JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 this product line pretty stable . And we see that in all regions of the world being significant especially more so in Europe, followed by China, and we are starting to see some interest in North America, our North American OEMs in various regions . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And lastly, Swamy, can you just talk a little bit about how you're seeing the new CO 2 emission regulations, which are being introduced this year in Europe? Like how do you anticipate that they're going to affect overall volumes? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision I think one of the key things is going to be, like, as you know, the target for 2019 was 120 grams of CO 2 . So the significant step in 2020 , which I consider to be a transition year, but there is a little bit of a leeway there where the OEMs can take 95 % of their fleet . That means they can ignore or take away the worst 5 % of their fleet in terms of emissions and try to hit the target . But as we move towards the 2021 , they have to take the 100 % of their fleet and be able to hit the target . So we foresee a lot of hybridization in the 2020 picking up going forward . And obviously, in the long run, a lot of uptake in terms of PHEVs and EVs going forward . Operator And our next question comes from the line of Mark Neville of Scotia Capital. Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Congrats, Swamy . Maybe first question . Just if I could ask Peter's question another way on ADAS . The reduced spend, we shouldn't sort of take this as you stepping back your investments in this space . It's really the change in the lift partnership and maybe a bit of overspend on certain programs in ' 19 . Is that correct? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, it's a good way to look at it . And I think whenever you look at how much we're spending on, in any area of the business, quite frankly, we always have, we always will take a look at -- we want to be spending intelligently, and I don't want to be going out and over the -- being aggressive on winning business that we either costs us more money to launch or we don't think the volume is going to be there . And this is a real fluctuating product area with the end consumers and what they're going to spend . So I think you're -- what you just said is very accurate . We're going to continue to look at it . But we think it's a big growth area . ADAS, electrification of various parts in the vehicle, having software capability, which we continue to build . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . Maybe just on the Lyft partnership, just perhaps the impetus for the change or the reason for -- what's behind the, excuse me, the change in sort of, I guess, the direction of the partnership? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision Don, if you want me to answer . I think fundamentally, we said we were going to go through a few milestone areas as we work through the partnership, as we discussed in the call today, there is a renewed focus both in the market and the industry as well as from our side in terms of the take rates JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 for the assisted driving portion of it . And we have significant programs, and we see a possible ability to address a lot of that market . And we had a lot of learnings from the Lyft, a partnership, too, in terms of software, in terms of data infrastructure, testing and validation, some of the platform efficiencies and algorithms . So I think it was a mutual decision to say we are evolving the partnership . We'll continue to work with Lyft on various aspects of software and hardware . So it is just the -- we are moving away from the full co - development of the level 4 , level 5 partnership, but we'll still continue to collaborate in various areas . And also as we see the level 4 , level 5 in terms of architecture, the sensor requirements is significantly different than what the market needs for level 1 , 2 and 3 as we see today . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO (inaudible) I was going to say, so when we went into this, it was a few years ago, I think the autonomous driving for the Lyft business model is still very important for them . And we're looking at where we're spending our money and where we're going to get volume production contracts in a reasonable time period . As Swamy just said, just want to reemphasize the technology and the capability for the sensors for level 4 , which is typically city, low - speed driving and level 2 , 3 , which a lot of our customers are looking for, for assisted driving at highways on higher speeds . They're fundamentally different . They're trying to solve different problems . So they're not really interchangeable . So we want to focus on the areas where we're going to get a higher volume . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . That's very helpful . If, maybe if I can ask 1 last question then . Just in China, I think you said flat for production for your major programs in 2020 . I was just curious if you could share your thoughts sort of on the broader Chinese market and sort of what you think sort of volumes look like in 2020 , maybe just directionally? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Mark, it's Vince . We really spend a lot of time looking at our key programs . The market's pretty big in China . So I don't have the level of confidence overall, kind of the China volumes . We do a lot more work in North America and Europe because we've got a broader representation in the market . The real focus is our top programs, which when you look at them, they're counting for over half of our sales in China . So that's a big focus area for us . Operator And our next question comes from the line of Chris McNally of Evercore ISI. Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Happy New Year . I guess, my first question, I think the ADAS P&D margin has been discussed . So maybe if we could turn to free cash flow, where the outlook is really good . And I think the only change is slightly higher Capex, I mean, $ 100 million, $ 200 million per year over the next couple of years . And I guess the question is, could you just highlight what your -- where the incremental investment is because I think the question for many companies is first, 2 or 3 years ago, the production outlook is maybe off by 15% . And so it seems like there could be some trimming or flattening of Capex . I'm just curious, obviously you have growth built into the model . But just curious, some of these specific areas for CapEx growth . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think when you look through kind of the organization, Chris, some of the capital that we're putting out in ' 21 and ' 22 , these are programs that are going to launch in ' 23 and beyond . Then, I guess a lot of the capital in our business, the biggest part is going into our largest segments, which is our Body Exteriors & Structures group, as well as Power & Vision . I look at our Body Exteriors & Structures group, some of the capital is going in for some of the lightweighting technologies, battery frame contracts, which is, again, focused on what's happening from an electrification standpoint on the body side . On the Power & Vision side, we've had -- expecting some spending as we ramp up some of the DCT programs that Swamy referred to on an earlier question, particularly with BMW, and they're spending for electrification . And then you look at the other groups in terms of segment seating, capital is growing up a little bit because their sales are growing and Magna's share is relatively stable . It's going to be program - specific . So the 2 biggest users of cap are our biggest segments, and they're growing as well . Donald James Walker - Magna International Inc. - CEO & Director Keep in mind, we started last year at 1 . 7 and we're 1 . 6 now . So maybe a little bit of shift in the numbers . The numbers aren't moving around very much . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes . I think from a capital perspective, that's what came out of our business plans . We haven't done a deep dive and deep scrubbing, to the extent any programs are delayed or volumes go down or we can get some squeeze out capital . We're going to continue to do it . We've been focused pretty heavily in our free cash flow generation targets the past couple of years . So I wouldn't go into 1 . 6 to 1 . 7 , I wouldn't put much credence into that going up or down . I look at it as being relatively flat over the next few years, might go up or down by $ 100 million, and we'll fine - tune that number probably over the next quarter, we've had a lot going on in the last little bit . We'll be more focused on that in the next quarter . Donald James Walker - Magna International Inc. - CEO & Director Yes, Chris, we've been talking quite a bit about capital going around 4 % of sales is probably kind of a good sort of sweet spot and it kind of looks throughout the outlook period, it's running about 4 % of sales . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Okay, great . That's perfect . And then if we just switch to the top line in areas of growth and head back to ADAS . So you haven't been very direct about what level of growth that we could expect in ADAS, and you can see it's sort of been, I don't know, 3 out every 4 questions on the call so far . With the ADAS market, by your projections, even just level 2 , level 2 plus, potentially growing 3 to 4 x over the next 5 years . Could you talk a little bit about the growth that you would be expecting there? Even just wide range, to give us an idea of how to grow that business within P&V? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, Chris, let me try to put some color in there . Our current ADAS business is running about $ 550 million . And that it consists primarily of front and rear facing cameras and some surround view systems . Remember, we talked about some advanced ADAS programs that are really launching in ' 21 and ' 22 and beyond . So it's kind of -- the growth is lumpy . I think if you look at our outlook period, we're expecting revenue CAGR in the high single digits, probably around 9% , plus or minus . If you move beyond 2022 , so sort of our outlook as some of those programs that we were working on have contracts for ramp up . If I were to recompute that CAGR over another year or 2 , that number would be sort of, 10 -- it's probably around 15 % CAGR over that time frame . Because there is a pretty big step - up in revenue as you get beyond 2022 . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD Okay, great . And if I could just squeeze one last question about your sort of advanced radar . Have you had any success or can we start to build that in, in terms of revenue within the outlook period? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision We have had interest from, about OEMS, both from North America and Europe as we are going forward . But at this point, it's still in the, call it, the quoting process phase of it . Hopefully, we'll be able to give you an update in the near future . Operator And our next question comes from the line of Rod Lache of Wolfe Research. Unidentified Analyst This is (inaudible) on for Rod . I just -- just quickly coming back to a couple of questions on the ADAS side . Just wanted to make sure I understand . When you're talking about the advanced ADAS programs where you're seeing engineering spending decline can you maybe just help explain what's going on there? Is that a case of you getting some recovery from the automakers in question? Or is it just because you're closer to -- you're closer to the launch of those programs, which I think is in 2021 , you're able to scale back some of the investments? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO So just said, the biggest thing is, as we're working through the programs, and we're still kind of paying a lot of money getting these programs launching, we've been having some discussions with our customers to more efficiently execute these programs . We've become more efficient internally . We've been bringing people on . So contract people have been coming off . And when you add all that up, it's resulting in a reduction in overall spending . So it's a more efficient execution of the program . It's the way you should think about it . As you get out to ' 22 and even 2021 , that spending is going to come down because we're going to be closer to launch . We continue to discuss with our customers sort of commercial relationships on these programs . We haven't built any of that into our outlook . Hopefully, we're going to succeed, and I think we should succeed, then we'll have to -- if that does happen, we'll update our outlook at that point in time . Unidentified Analyst Okay . And then just switching to Getrag China . You mentioned you're expecting equity income to be up versus 2019 , but in Power & Vision, if I'm looking at it correctly, you have equity income of $ 130 million to $ 160 million versus $ 145 million to $ 165 million . Is there something that's kind of offsetting the growth within Power & Vision on equity income? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, there is . Now remember, we're looking at electrification, and we have a, the (inaudible) program that's ramping up in China, some other programs that we're working on, and that's through a joint venture with HASCO . So what we're seeing is the investment of the launch costs in these programs are higher, and that's offsetting some of the growth in equity income coming out of Getrag joint ventures . So that, again depending on where you fall on the range, there's a plus and a minus and those -- it depends where we end up in that range . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Unidentified Analyst Okay. And then just 1 last 1, quickly. Just -- can you help quantify the commodity tailwind impact? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Sure . So when we talked about the commodity impact, there's really -- I think about it as 3 components . There's the cost of steel and resin . And it's a -- steel's probably a tailwind ; resin's a -- we've built in a headwind . And then the biggest headwind really comes from scrap, which is kind of another item we can lump in sort of commodities . So when you look at reduced scrap revenues, a little bit of relief on steel and some higher resin . All in all, that's probably a $ 30 million headwind in 2020 versus 2019 . Operator And our next question is coming from the line of Brian Johnson of Barclays. Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst I'm sure it's no warmer in Toronto than it would have been in Detroit . Couple of questions . Just quick housekeeping . I don't think you mentioned, and I apologize if you did, what was your light vehicle growth production forecast for China for this year and next year? I mean, for ' 20 ? And if you have any visibility into ' 21 , ' 22 ? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO If we look at our top programs, which we focus on, we're essentially assuming flat through the '19 to '22 period. Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay . And second question, also kind of housekeeping . Yes, I'm just trying to figure out cash conversion, going from the EBIT to free cash flow . I get the 100 basis points of -- excuse me, that $ 100 million CapEx spec pick up, but is there anything else weighing on, what is -- overall strong, but just in terms of the mechanics of the conversion in 2020 ? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Are you looking at 2020 in specific, Brian? Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Yes. Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think just a couple of other things probably you should take into account . One is, I think, working capital, we've got -- we're assuming that we're generating some working capital in ' 19 and we're investing some amount of working capital in 2020 and not big numbers, but they move the needle a little bit . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 The other thing is, we've got in ' 19 some proceeds on disposition of assets . They're a little higher in ' 19 , kind of really hard to predict in 2020 . But I think when you look at ' 19 and ' 20 , there's an assumed reduction in the amount of proceeds we're going to get from the disposal of assets, just normal core systems of assets . It's not a business, but just assets . So that -- those are the kind of -- just 2 items that sort of pop out . And the working capital, depending on where we end up in ' 19 , can move around . Where we end up at December of 2020 could also impact a number . And proceeds, there's probably some upside on that . Just hard to kind of predict that in a business plan for 2020 . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Okay . And the more strategic question . It looks like there's a step - up in your Body, Structures segment growth . Is that due to -- let me throw out a few potential drivers . The new Ford pickup truck platform launching this year, other product launches that were in the backlog or, and/or a kind of general trend towards lightweighting and the entire CPV in body structures? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, it's not . I mean, Ford in a huge program, it's a program, it's a high - volume program, but it's just more what we have in our backlog, continued opportunities, continuous growth . Some of it is lightweighting, some of the things like hot stamping and casting continue to grow faster than the overall market . So it's kind of both those things . Donald James Walker - Magna International Inc. - CEO & Director A number of years ago, we made a conscious decision . For those of you who have followed us for many years, to slow down some of our investments, specifically in our Cosma group, because we had huge growth, new plants, strain on having the right people, technical and management . We got through that . And a couple of years ago, now we decided we would recruit that we want to start growing again . So some of that is just the result of just going back and taking on more business and putting more capital to work there . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO We got a lot of content on the new Ford Maverick . I mean, that's the big driver of the business in Alabama . Daimler's a big driver, Ford Explorer is also driving BES . So there's a bunch of programs, GM trucks, just launching the SUVs this year . So that's all kind of driving our growth going forward . Donald James Walker - Magna International Inc. - CEO & Director And you're right, Brian, it's just as cold here in Toronto, Swamy's in Detroit . But the difference is, we're not taking our Lyft rides from the Detroit Auto Show, to customer meetings, to investor meetings . We did all that in Vegas and it was substantially warmer there . Brian Arthur Johnson - Barclays Bank PLC, Research Division - MD & Senior Equity Analyst Yes, and I appreciate it going through your booth. Operator And our next question comes from the line of Kevin Chiang of CIBC World Markets. JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Maybe just going back to, I think it was Peter's question on around Europe, it sounds like you're assuming some headwinds in 2020 and in 2021 . I'm just wondering if you were able to quantify how much of a headwind you think that is to your margins over that time frame . And is the assumption that these headwinds basically lap in 2022 , which is maybe why we're seeing a lift in your free cash flow profile and in that free cash flow exhibit in, that out year? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO As we're looking at overall volumes, our comments were some CO 2 regulations, probably have a negative impact on volumes, and that's why our volumes in Europe are -- we brought them down to 600 , 000 units from where they stand in 2019 . As we get past 2020 , we see some modest growth in overall European production volumes, up to about 21 . 6 million units . I'm not sure I can actually quantify the impact on margins all built into our overall outlook . Free cash flow conversion improving . The drivers to that are, I'd say, generally, some operational improvements . We talked about those ADAS, those 3 ADAS programs launching, but we have sales growth generally in all our segments, maybe Magnastar is relatively flat, and that sales growth is driving additional profitability and cash flow, and that's helping to drive our free cash flow growth over that period . Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst Yes . That's helpful . And then, when I think of 2019 , it's been -- you've had a lot of -- I think you called out a lot of nonrecurring costs at the GM strike . I think it was about $ 120 million, if memory serves me correct . The 3 ADAS contracts, I think were like $ 160 million, $ 170 million . And I think you've talked about elevated R&D spend related to ADAS, which if memory serves me correct, it's around $ 150 million . So if I kind of assume those don't reoccur, and then you've got the tailwinds from the Lyft spending, and then you've got some headwinds from scrap, all in all, that's about 100 basis points of margin . So if I just normalize for that, and I look out to your 2022 EBIT margin profile, you're getting about 50 basis points of incremental margin on top of lapping these nonrecurring costs on roughly 7 % top line growth over a 2 , 3 - year period . Just wondering about how that interplay between that sales growth versus maybe a 50 basis point incremental margin lift from? Is that the right way to kind of think about that trend? Or am I missing something there, maybe? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO I think the way to kind of think about it is, I look at ' 19 to ' 20 , and there's 2 things we can isolate there pretty quickly at the Magna level, just about 35 basis points improvement relating to 2 items . One is, we're not continuing with the Lyft spending . That's about 15 basis points . And then the lower cost on those advanced ADAS program is about 20 basis points . So that's year - over - year, an improvement . I think when you look at some of the other items that are impacting kind of the ' 19 to ' 20 , you have positive, pretty significant impact on operational improvements . We talked about spending on autonomy electrification . That's actually excluding Lyft and those ADAS programs, it's actually going up between ' 19 and ' 20 . So that's a little bit of a negative . And I think the other -- the biggest impact here, as I look through kind of my roles here as the impact of scrap is a negative, from ' 19 to ' 20 . As you kind of think about ' 20 to ' 22 and kind of what are the contributors to that . Certainly, I'd say there's just 3 factors that stand out . One is our -- we have continued operational improvements that are going to positively impact margins . Certainly, as we look at those 3 programs as they ramp up, that's going to continue to drive some margin improvement versus 2020 . And then it's a contribution from higher sales and the benefits of that running through P&L . There are a little pluses and minuses everywhere . But I think nor kind of -- they're all kind of balanced out to roughly 0 . It's still 3 items that are driving margin growth between, kind of ' 20 and ' 22 . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst That's helpful . And maybe just last one, just 1 point of clarification . The color you had provided on the Q 3 call related to, I guess, the 2019 impact from the GM strike . Is that still a good, kind of a good way to think about it? Or as you look back, has it been a little bit worse? I know one of your peers called out GM, the GM strike deal, a little bit worse than they had originally anticipated a few months ago? Donald James Walker - Magna International Inc. - CEO & Director Kevin, I don't have the answers to -- I mean, I think we're close to where we thought we were going to be . We're just running through our December numbers in the next week or so . So we don't have an accurate update for you . We'll do that when we do the call . I wouldn't expect it to be material, plus or minus in any way, Kevin . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO And we don't really have a lot of additional -- I mean, GM is up in ' 20 versus ' 19 for us . So it's mainly because it was down in ' 19 . We're not really building in much more like recovery of GM in 2020 , everyone's are flat overall, so . And it's mainly because they were running full out in a lot of their facilities . So there's not a lot of room for them to recover all that volume . So that's not really a major pickup, obviously, in 2020 . Operator And our next question is coming from the line of Dan Levy of Crédit Suisse. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Hasn't been much airtime on seating here . I wanted to ask, I see your outlook from ' 20 to ' 22 is for some margin expansion . I was under the impression that as you're going to shift more to JIT that, that would be margin dilutive, I realize you have the non - repeat of some of the launch costs here, but just want to understand what's driving the margin expansion despite what should have been sort of something margin dilutive in terms of mix? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Well, I guess, Dan, it's Vince here . The margin expense, if you look through the outlook . We've been talking about some operational issues in efficiencies and the launch of a succeeding business in South Carolina that has impacted 2019 numbers . And we see some improvement as we look at ' 20 , ' 21 and ' 22 . So that's helping to improve margins throughout the period . Some of the other contributors are, as you look at the acquisition of Visa, that, that was as dilutive into 2020 . But as we start to integrate that in the operation, that should go away . And we have some contribution on just higher revenue and higher volumes that's helping to drive margin . Donald James Walker - Magna International Inc. - CEO & Director Yes . I'm not sure if I fully understand when you said we're -- last year, we did take some programs on, specifically with BMW, which were more JIT, less vertical integration, but I wouldn't say that's strategy . Our strategy is to, actually to continue to get metals and other vertical integration in our programs going forward . So that should help from a margin perspective . We typically look at return on invested capital in the business, but from a margin perspective, that should help . We're not changing our fundamental strategy of just going to JIT and not having vertical integration . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Is there any variability in terms of, you're shifting more to metals and structures . Obviously, there's some competitive pressure, that's obviously nothing new, but would you say there's any variability to your top line outlook for seating around the bidding front? Is there -- how should we think of that? Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Yes, I would think that, to the extent we're getting some new business in Seating, it's most likely going to come past the plan year, it would be ' 23 and on . We look at kind of what we've got in the plan today . It's contracts we have already been awarded . Donald James Walker - Magna International Inc. - CEO & Director But I would expect we're going to continue to see growth in Seating. Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst Got it . And then just wanted to follow - up on the Power & Vision side, specifically around powertrain . So I think you've sort of communicated that as we think about the powertrain spend itself or the electrification spend that, that is going to be increasing . Would you say that as you start to ramp up on your offerings in hybrid and electric, do you think that, that's I mean, I guess, I could see it in the numbers, it probably is, but would you expect that to be margin accretive, dilutive or neutral in terms of those new programs where you've maybe had a little less exposure in the past versus your core DCTs? Donald James Walker - Magna International Inc. - CEO & Director Swamy? And I'm not sure if you want to say anything . I do . I think it really depends on what product we're looking at . If we're looking at some brand - new program with a lot of new technologies, sometimes the margins aren't as good . Everybody sharpen their pens, they want to get that . But longer term, we want to be in products that give, are going to hit our hurdle rates on returns and again, it's usually return on invested capital . But I think long term, it's a very competitive, but very interesting area, and that's why we continue to spend the R&D that we do because we think long term, it's going to be a very profitable business . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO The other impact on reported margins, not necessarily returns is, how much purchase components we're building into the product as long as we continue to ramp up in this area, we continue to assess, make versus buy . If we make it, we make more than buy, again, returns may not be necessarily impacted, but that could have a positive impact on reported margins . Operator And our next question comes from the line of Michael Glen of Raymond James. Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst So just to -- one question about North America . As we look to 2022 , and we think about some of the product that's going to be coming to market on the fully electric side and your involvement in some of those platforms and the variance, in particular, on the GM side, does -- do these battery electric offerings that are coming in on the truck SUV side, does that require any incremental investment from you? Or how should we think about that impacting your business in that time frame? JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Donald James Walker - Magna International Inc. - CEO & Director Well, I'll maybe turn this over to Swamy, if you've got anything to add . But if you look at whether it's electric vehicle or ICE version, for a lot of our product areas, it makes no difference . If you look at our Body and Structures group, our Seating group, mechatronics, it doesn't really make any difference to them . The one exception would be if we took the battery trade business on in Cosma, that can be a significant content driver and a significant capital as well . So really, when you asked the question, it comes down to, from a powertrain perspective, do we have more content or less content on the EV version, and that really depends on the specific platform . Do you have anything else to add to that, Swamy? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision No . I think you covered it on . The opportunity here is the battery enclosures for our Cosma group, but for the products that we already have, it is a normal change in design . But if you look at it from a higher perspective, it wouldn't be impacting as much . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay . And then just on what General Motors is communicating in terms of electric . Are you -- you are seeing that within your volume outlook like you will be participating equally on those programs as with the traditional legacy platforms of those same models? Donald James Walker - Magna International Inc. - CEO & Director Yes . I don't know off the top of my head, I have to take a look at the content per vehicle and specific programs, and we don't -- we're not going to comment on what we think any particular customer is going to do . I think what we are looking at across the board in all regions and all customers is, when they're getting us to quote programs, they'll determine what they think are going to sell the volume . We have to take a look at what do we think the market will bear on those programs as well . So I'm not sure if we could -- I don't really have any more details, but I wouldn't expect that as these programs come out and we traditionally increased our content, and they would expect we'll continue to do that, but I don't have the information . Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO Given GM's our biggest customer, given our footprints in North America . Reasonably, there wouldn't be significant contributors to the programs, without having the details on which programs and what our content is on . Michael W. Glen - Raymond James Ltd., Research Division - Equity Research Analyst Okay . And then just one last on electric . Has the view -- your view internally regarding fully electric penetration rates in North America, has that changed at all over the past few years? Seetarama Swamy Kotagiri - Magna International Inc. - Executive VP, CTO and President of Magna Power & Vision I think we have been giving you an outlook in terms of the overall electrification take rates based on different powertrains globally, and we also have given it regionally . I would say it hasn't changed substantially . We have always said the significant take rates in EV are in the outer years with a lot of focus on different forms of hybrid in the near and midterm . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 20 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Client Id: 77 Operator And that does conclude the questions in today's queue. I will now turn the call back to you. Please continue with your presentation. Donald James Walker - Magna International Inc. - CEO & Director Okay . I appreciate everybody dialing in . I understand we're the first ones giving the outlook . I think a lot of other people are waiting . So I appreciate the interest and the questions . If you look at the industry, it's going to be -- there's always so many things going on, and I mentioned at the beginning, it's going to be interesting to see what happens over the next few years on trade, on penetration rates based on legislation of different technologies in the powertrain . Overall, pretty optimistic . I think there's going to be -- who knows what's going to be happening 10 years down the road in new entrances and new mobility . But for the things that we understand, and we're involved with, we're pretty optimistic for the next decade . So again, thanks for dialing in, everybody. Have a good day. Operator And that does conclude today's presentation. We do thank you for your patience. We thank you for your participation and ask t hat you please disconnect your lines. Have a great rest of the day, everyone. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2020 , Thomson Reuters . All Rights Reserved . JANUARY 16, 2020 / 1:00PM, MG.TO - Magna International Inc 2020 Outlook Conference Call 21 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2020 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. 'Thomson Reuters' and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.